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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 4, 2002

KONINKLIJKE KPN N.V.

Maanplein 5
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file under assigned to the registrant in connection with
Rule 12g3-2(b):

        This Report on Form 6-K contains a copy of the following press release:

        —    KPN invests EUR 1.4 billion in UMTS, dated December 4, 2002.

Press Release

KPN invests EUR 1.4 billion in UMTS	Date 4 December 2002 Number 083pe

        In an interview with KPN's CEO Ad Scheepbouwer in Die Welt mistakenly an incorrect figure is mentioned with respect to the investments in the UMTS-network in Germany.

        This should be:

        KPN will invest in UMTS in Germany, Belgium and The Netherlands €1.4 billion up to and including 2005. Around eighty percent will be invested in Germany. This enables KPN to fulfil the German UMTS license-requirements of 25 percent population coverage by the end of 2003 and 50 percent by the end of 2005.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: December 5, 2002	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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  Press Release
SIGNATURES